[AT&T Inc. letterhead]

                                Paula Anderson
                                General Attorney
                                AT&T Inc.
                                208 S. Akard St.
                                Room 3022
                                Dallas, TX 75202
                                214-757-3343

May 28, 2009

Ms. Sharon Virga
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  Staff Comment Letter dated May 18, 2009

Dear Ms. Virga:

As we discussed this afternoon, this will confirm that we will file our response to the above-referenced letter on or before Friday June 12, 2009.  Thank you for granting our request.

Sincerely,

                                  /s/ Paula M. Anderson

Paula M. Anderson